SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE TO REPORT FOURTH QUARTER AND FISCAL 2016

FINANCIAL RESULTS ON May 2, 2017

May 01, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it will release its financial results for Fourth Quarter and Fiscal Year 2016 Financial Results prior to the market open on Tuesday May 2, 2017.

Snipp management will host a conference call and live webcast for analysts and investors on Tuesday, May 2, 2017 at 12:00 p.m. (noon) Eastern Time to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 888-397-5335, Conference ID 5129574. International parties should call 719-325-2227 using the same access code 5129574. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

Snipp is also pleased to announce that it has appointed Rob Rathke as EVP Sales. Rob has twenty years of sales, marketing and advertising experience, most of which have been spent in CPG-centric and promotional agencies. He is an award-winning copywriter and has helped create some of the largest and longest running evergreen promotions in North America. Rob has held senior roles in Creative, Strategy, Client Service, Digital and was most recently the VP Integrated Operations, at one of the largest Shopper-Marketing agencies in North America.

“Snipp’s suite of technology solutions are solving the problems most consumer brands are facing – how to create meaningful engagement with shoppers via their smartphones to drive sales, repeat purchase and social advocacy.” said Rob Rathke. “I am very excited to be working with a forward-thinking company that is transforming the digital promotion, rebate and loyalty landscape by way of their leading receipt recognition software.”

Commenting on the new hire, Atul Sabharwal, Founder & CEO of Snipp Interactive added, “Rob was one of our early clients and has informally advised the company over the years on its approach to breaking into and disrupting the consumer promotions and loyalty space. He brings years of solid sales expertise to the table at a crucial juncture as we prepare to scale our sales and marketing efforts around our newly developed loyalty and rebate solutions built around Snipp’s industry leading receipt recognition and promotions marketing engine. We are confident that under his leadership the company will rapidly expand and deepen its client base, resulting in tremendous value creation for all shareholders.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.